UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: January 6, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces ADS Ratio Change
CHANGZHOU, China, January 6, 2010 /PRNewswire-Asia-FirstCall/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that it will change the ratio of its ordinary shares to American Depositary Shares (“ADSs”) from one hundred (100) ordinary shares to one ADS to fifty (50) ordinary shares to one ADS, effective on January 19, 2010.
No action is required from ADS holders to effect the ratio change. Trina Solar’s ADS holders as of January 15, 2010 will be entitled to receive one additional ADS for every one ADS held at the close of business on that date. The additional ADSs will be issued to the ADS holders on January 19, 2010. Trading on the split-adjusted price resulting from the change of ratio will be effected on January 20, 2010. Other than such ADS price change, the trading of the Company’s ADSs will not be affected due to the ADS ratio change.
For Trina Solar’s ADS holders, this ratio change will have the same effect as a two-for-one ADS split. There will be no change to Trina Solar’s underlying ordinary shares.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
For further information, please contact:
Trina Solar Limited
          Terry Wang, CFO
          Phone: +86-519-8548-2009 (Changzhou)
          Thomas Young, Director of Investor Relations
          Phone: +86-519-8548-2009 (Changzhou)
          Email: ir@trinasolar.com
Brunswick Group
          Caroline Jinqing Cai
          Phone: +86-10-6566-2256
          Michael Fuchs
          Phone: +86-10-6566-2256
          Email: trina@brunswickgroup.com
The Bank of New York Mellon
          Jason Smith
          Global Capital Markets Group, New York
          Phone: +1.212.815.3874
          Mobile: +1.917.693.2911
          Fax: +1.212.815.3004
          Email: jason.smith@bnymellon.com
          Damon Rowan
          Global Capital Markets Group, London
          Phone: +44 207.964.6527
          Mobile: +44.7920.504932
          Fax: +44 207.964.6427
          Email: damon.rowan@bnymellon.com
          Joe Oakenfold
          Global Capital Markets Group, Hong Kong
          Phone: +852.2840.9717
          Mobile: +852.9086.1277
          Fax: +852.2877.0863
          Email: joe.oakenfold@bnymellon.com